UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

TABLE OF CONTENTS

Exhibits
99.1	Labopharm Submits Response to Approvable Letter for Once-Daily Tramadol to FDA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: December 20, 2006	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM SUBMITS RESPONSE TO APPROVABLE LETTER FOR

ONCE-DAILY TRAMADOL TO FDA

LAVAL, Quebec (December 20, 2006) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it has submitted a complete response to the approvable letter issued by the U.S. Food and Drug Administration (FDA) for the Company’s once-daily formulation of tramadol. Labopharm’s response includes additional analysis of its existing data. In its response, Labopharm believes it has addressed all of the matters raised by the FDA in the approvable letter. Upon acceptance for review of the response, the FDA will assign an action date under the Prescription Drug User Fee Act (PDUFA).

The Company has concurrently appealed the action taken by the FDA in its approvable letter utilizing the Formal Dispute Resolution process. Labopharm received the approvable letter for its once-daily formulation of tramadol on September 28, 2006 following submission of its New Drug Application on November 28, 2005.

“Based on discussions with the FDA and our regulatory advisors, we believe that this two-pronged approach will provide the most expeditious path forward as we pursue final regulatory approval in the U.S.,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc.

Labopharm’s NDA for once-daily tramadol included data from the Company’s global clinical development program including six Phase III clinical studies and 12 pharmacokinetic studies. Combined, more than 2400 patients have been exposed to the product in clinical studies.

About the FDA’s Formal Dispute Resolution Process

FDA regulations provide a mechanism for those seeking regulatory approval of a drug product through a New Drug Application (NDA) to obtain formal review of any Agency decision through a Formal Dispute Resolution (FDR) process by raising the matter with the supervisor of the employee who made the decision. If the issue is not resolved at the primary supervisory level, the applicant may request that the matter be reviewed at the next higher supervisory level. This process may continue through the Agency’s chain of command, through the Centers to the Commissioner of Food and Drugs. The FDR process exists to encourage open, prompt discussion of scientific (including medical) disputes and procedural (including administrative) disputes that arise during the drug development, new drug review, generic drug review, and postmarketing oversight processes.

About Labopharm Inc.

Labopharm Inc. is an international specialty pharmaceutical company focused on the development of drugs incorporating the Company’s proprietary advanced controlled-release technologies. The Company’s lead product, a once-daily formulation of the analgesic tramadol, has been approved and launched in Europe and is currently under review for approval by the U.S. Food and Drug Administration. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties relating to the Company’s once-daily tramadol product in the United States that could cause actual results to differ materially from those indicated in the forward looking statements. These statements reflect the Company’s current expectations regarding future events. Specifically the risks and uncertainties the Company faces include but are not limited to: the Company’s ability to resolve the issues identified by the FDA to the FDA’s satisfaction in a timely manner; the uncertainties related to the regulatory process, including regulatory approval, and the commercialization of the drug thereafter. There can be no assurance that the Company will be able to resolve the issues identified by the FDA using existing data, or at all. If the Company is unable to resolve the issues identified by the FDA using existing data, it would need to generate additional data in order to obtain FDA approval. The Company’s once-daily formulation of tramadol may not be legally marketed in the United States prior to approval by the FDA. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:
At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 680-2444	Tel: (416) 815-0700
mdsouza@labopharm.com	jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 208-5939
ebouchard@equicomgroup.com